                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 8)

                        Jordan American Holdings, Inc.
             ----------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
             ----------------------------------------------------
                        (Title of Class of Securities)

                                  480686104
             ----------------------------------------------------
                               (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G

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CUSIP NO. 480686104                                           PAGE 2 OF 5 PAGES
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  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Jordan American Holdings, Inc.
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                   (b)  [X]
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  3    SEC USE ONLY

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  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Florida
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                                       5    SOLE VOTING POWER

          NUMBER OF                         0
           SHARES                   ------------------------------------------
        BENEFICIALLY                   6    SHARED VOTING POWER
          OWNED BY
            EACH                            890,856
         REPORTING                  ------------------------------------------
           PERSON                      7    SOLE DISPOSITIVE POWER

                                            0
                                    ------------------------------------------
                                       8    SHARED DISPOSITIVE POWER

                                            890,856
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  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       890,856
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  10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                         [ ]
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  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       8.5%
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  12   TYPE OF REPORTING PERSON*

       IA
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 480686104                                           PAGE 3 OF 5 PAGES
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ITEM 1(a).      NAME OF ISSUER:

                Jordan American Holdings, Inc.

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                1875 Ski Time Square Drive, Suite One
                Steamboat Springs, CO  80487

ITEM 2(a).      NAME OF PERSON FILING:

                Jordan American Holdings, Inc. ("JAHI")

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IN NONE, RESIDENCE:

                1875 Ski Time Square Drive, Suite One
                Steamboat Springs, CO  80487

ITEM 2(c).      CITIZENSHIP:

                Florida

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

                Common Stock

ITEM 2(e).      CUSIP NUMBER:

                480686104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                Investment Advisor registered under Section 203 of the Investment Advisor Act of 1940.

ITEM 4.         OWNERSHIP:

                (a) Amount Beneficially Owned: JAHI, in its capacity as a registered investment adviser, may be deemed to be the beneficial owner of 890,856 shares of the issuer's common stock held in descretionary accounts for various clients.

                (b)     Percent of Class:  8.5%.

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CUSIP NO. 480686104                                           PAGE 4 OF 5 PAGES
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                (c) For information on voting and dispositive power with respect to the above-listed shares, please see
                        Items 5-8 of the Cover Page.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                Not Applicable

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                PERSON:

                Shares as to which this schedule is filed are beneficially owned by various clients of the person filing this schedule. These clients receive dividends and the proceeds from the sale of such shares. No such client is known to have such interest with respect to more than 5% of the class, except as follows:

                NONE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                COMPANY:

                Not Applicable

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                Not Applicable

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP:

                Not Applicable

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CUSIP NO. 480686104                                           PAGE 5 OF 5 PAGES
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                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Charles R. Clark
-------------------------------
Name: Charles R. Clark
Title: Chief Executive Officer

Dated: March 11, 1999